# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Matinas BioPharma Holdings, Inc., CIK 0001582554
CUSIP: 576810303
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1545 ROUTE 206 SOUTH, SUITE 302, BEDMINSTER, New Jersey (NJ), 07921
Date of event which requires filing of this statement: 04/08/2025
Filed by CIK 0002056785
Persons authorized to receive notices and communications: Mark Crone, Esq., 420 Lexington Avenue, Suite 2446, New York, New York (NY), 10170, 646-861-7891

## Reporting persons
- Pembroke & Partners LLC (CIK 0002056785): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 16,894,212; sole dispositive power 0; shared dispositive power 16,894,212; aggregate amount beneficially owned 16,894,212 (9.99% of the class); the aggregate amount excludes certain shares
  Comment: The number of shares reported in Rows 8, 10 and 11 consists of 5,631,404 shares of Common Stock issuable upon conversion of shares of the Preferred Stock (as defined in Item 3) and 11,262,808 shares of Common Stock issuable upon the exercise of the Warrants (as defined in Item 3) and is subject to reduction based on a Voting Conversion Price for the Preferred Stock (as more fully described in Item 4) and the Beneficial Ownership Cap (as defined in Item 4 below) that applies to the issuance of Common Stock upon exercise of the Warrants. As more fully described in Item 5, the securities reported in Rows 10 and 11 show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to the Beneficial Ownership Cap, which applies to the beneficial ownership of the Reporting Persons in the aggregate. The percentage set forth in Row 13 gives effect to the Beneficial Ownership Cap. Therefore, the actual number of shares of Common Stock beneficially owned by the Reporting Persons after giving effect to the Beneficial Ownership Cap is less than the number of securities reported in Rows 8, 10 and 11. The share amounts reported in Rows 8, 10 and 11 and the beneficial ownership percentage in Row 13 exclude the 1,500 shares of Common Stock directly or indirectly beneficially owned by Mr. Eide, for which beneficial ownership is expressly disclaimed.
- Robert J. Eide (CIK 0001181955): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), personal funds (PF); sole voting power 1,500; shared voting power 16,894,212; sole dispositive power 1,500; shared dispositive power 16,894,212; aggregate amount beneficially owned 16,895,712 (9.99% of the class)
  Comment: The number of shares reported in Rows 7 and 9 includes 750 shares of Common Stock that are beneficially owned directly by Mr. Eide and 750 shares of Common Stock that are beneficially owned indirectly by Mr. Eide as the managing member of Isagen LLC. The number of shares reported in Rows 8, 10 and 11 consists of 5,631,404 shares of Common Stock issuable upon conversion of shares of the Preferred Stock (as defined in Item 3) and 11,262,808 shares of Common Stock issuable upon the exercise of the Warrants (as defined in Item 3) and is subject to reduction based on a Voting Conversion Price for the Preferred Stock (as more fully described in Item 4) and the Beneficial Ownership Cap that applies to the issuance of Common Stock upon exercise of the Warrants. As more fully described in Item 5, the securities reported in Rows 10 and 11 show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to the Beneficial Ownership Cap which applies to the beneficial ownership of the Reporting Persons in the aggregate. The percentage set forth in Row 13 gives effect to the Beneficial Ownership Cap. Therefore, the actual number of shares of Common Stock beneficially owned by the Reporting Persons, after giving effect to the Beneficial Ownership Cap is less than the number of securities reported in Rows 8, 10 and 11. The share amounts in Row 11 and the beneficial ownership percentage in Row 13 include the beneficial ownership of the Common Stock directly or indirectly owned by Mr. Eide.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Matinas BioPharma Holdings, Inc.
Address of issuer's principal executive offices: 1545 ROUTE 206 SOUTH, SUITE 302, BEDMINSTER, New Jersey (NJ), 07921
Comment: This Amendment No. 1 to the Schedule 13D (this "Amendment No. 1"), relates to the shares of Common Stock of the Issuer and hereby amends the Schedule 13D filed with the Securities Exchange Commission on February 21, 2025 (the "Initial Schedule" and, together with this Amendment No. 1, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: N/A
Residence or business address: N/A
Present principal occupation or employment: N/A
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: N/A

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

Pursuant to the terms of the Purchase Agreement, at the Second Closing, which was held on April 8, 2025, Pembroke purchased an aggregate of 492 shares of the Preferred Stock, which are convertible into up to 839,591 shares of Common Stock, and Warrants, which are exercisable for up to 1,679,182 shares of Common Stock, for a total consideration of $492,000.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented to add the following:

On April 4, 2025, the Issuer obtained Shareholder Approval for the issuance of the Preferred Stock and Warrants, as per the rules and regulations of the NYSE American. Pursuant to the Purchase Agreement, on April 8, 2025, the Issuer issued and sold, in the Second Closing, 1,650 shares of the Preferred Stock, initially convertible into up to 2,815,702 shares of Common Stock, and accompanying Warrants, initially exercisable for up to 5,631,404 shares of Common Stock, for gross proceeds to the Issuer of $1.65 million.

Pursuant to the terms of the Purchase Agreement, from and after the date of Shareholder Approval, each share of Preferred Stock is convertible, at the option of the Reporting Person, at the Conversion Price and the Preferred Stock shall vote with holders of outstanding shares of Common Stock, voting together as a single class, with each share of Preferred Stock entitled to vote on an as-converted basis based on the Voting Conversion Price. Accordingly, the 984 shares of the Preferred Stock beneficially owned by Pembroke entitles the Reporting Persons to vote 1,539,906 shares of Common Stock on an as-converted basis.

On April 8, 2025, the Warrants became exercisable at an exercise price equal to 110% of the Conversion Price, or $0.6446 per share, and will expire on the five-year anniversary on April 8, 2030.

From and after April 4, 2025, the 19.99% Limit has been lifted; however, the Reporting Persons ability to convert the Preferred Stock and exercise the Warrants is subject to a blocker provision that prohibits the Reporting Persons, together with their affiliates and any persons acting as a group together with the Reporting Persons, from holding more than 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon conversion of the Preferred Stock and/or exercise of the Warrants (the "Beneficial Ownership Cap")

Further, the Reporting Persons are subject to a separate beneficial ownership limit of 9.99% on conversion of the Preferred Stock and 4.99% on the exercise of the Warrants (which may from time to time be increased upon 61 days' notice to a percentage not in excess of 9.99%).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and supplemented to add the following:

As a result of the Second Closing, the Reporting Persons together with the Sanitam Group and Mr. Stern may be deemed to beneficially own, in the aggregate, after giving effect to the full conversion of the Preferred Stock and the full exercise of the Warrants, 16,894,212 shares of Common Stock, representing approximately 76.9% of the outstanding Common Stock after giving effect to the conversion of the Preferred Stock and exercise of the Warrants, and not including the Common Stock currently beneficially owned by Mr. Stern or Mr. Eide. The conversion of the Preferred Stock and exercise of the Warrants are subject to the Beneficial Ownership Cap.

The Reporting Persons maximum voting power is determined by (i) the Preferred Stock on an as converted to common calculated using the Voting Conversion Price, and (ii) in the event the Reporting Persons hold Common Stock, either issued upon the exercise of the Warrants or otherwise, and subject to the Beneficial Ownership Cap, such number of shares of Common Stock. Based on the Voting Conversion Price, the voting power of the Preferred Stock held by the Reporting Persons, together with the Sanitam Group and Mr. Stern, is equal to 5,164,319 shares of Common Stock or 50.3% of the outstanding Common Stock on an as converted basis.

The Sanitam Group and Mr. Stern have informed the Reporting Persons that, as a result of the Second Closing, they collectively beneficially own 2,316 shares of the Preferred Stock and 7,904,444 Warrants, which are subject to the Voting Conversion Price and Beneficial Ownership Cap. Mr. Stern has also informed the Reporting Persons that he beneficially owns 210,687 shares of Common Stock, for which Pembroke and Mr. Eide disclaim beneficial ownership. The Sanitam Group and Mr. Stern have informed the Reporting Persons that, excluding the shares of Common Stock owned by Mr. Stern, the Preferred Stock and Warrants equal 3,952,222 shares of Common Stock issuable upon the full conversion of the Preferred Stock and 7,904,444 shares of Common Stock issuable upon full exercise of the Warrants. Thus, the Santiam Group and Mr. Stern beneficially own 11,856,666 shares of Common Stock constituting approximately 69.9% of the outstanding shares of Common Stock after giving effect to the conversion of the Preferred Stock and exercise of the Warrants; however, the conversion of the Preferred Stock and exercise of the Warrants beneficially owned by the Sanitam Group and Mr. Stern are subject to the Beneficial Ownership Cap which limits their collective beneficial ownership to 9.99%.

After the Second Closing, Pembroke beneficially owns an aggregate of 984 shares of the Preferred Stock equaling 1,679,182 shares of Common Stock issuable upon the conversion of the Preferred Stock and Warrants equaling 3,358,364 shares of Common Stock issuable upon exercise of the Warrants. Thus, Pembroke beneficially owns 5,037,546 shares of Common Stock constituting approximately 49.8% of the outstanding shares of Common Stock after giving effect to the conversion of the Preferred Stock and exercise of the Warrants; however, the conversion of the Preferred Stock and exercise of the Warrants beneficially owned by Pembroke is subject to the Beneficial Ownership Cap.

Further, Pembroke is subject to individual beneficial ownership limits of 9.99% and 4.99% on conversion of the Preferred Stock and the exercise of the Warrants at any one time. Pembroke's voting power, based solely on its 984 shares of Preferred Stock and as determined using the Voting Conversion Price, is equal to 1,539,906 shares of Common Stock or 23% of the outstanding Common Stock on an as converted basis.

As sole manager of Pembroke, Mr. Eide may be deemed to beneficially own securities of the Issuer owned by Pembroke. Thus, he may be deemed to beneficially own the 5,037,546 shares of Common Stock issuable upon he conversion and exercise of Pembroke's Preferred Stock and Warrants, subject to the Beneficial Ownership Cap, and share voting power with Pembroke.
Number of shares as to which each person has sole or shared power to vote or dispose: N/A
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and supplemented to add the following:

Except for the Preferred Stock and accompanying Warrants issued during the initial closing, there have been no other transactions in the shares of common stock of the Issuer effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.4 Joint Filing Agreement dated as of February 20, 2025 (incorporated herein by reference to Exhibit 99.4 of the Schedule 13D filed with the SEC on February 21, 2025).

## Signatures
- Pembroke & Partners LLC: /s/ Robert J. Eide, Robert J. Eide (04/09/2025)
- Robert J. Eide: /s/ Robert J. Eide, Manager (04/09/2025)